
02003290



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-35542

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sydney Prevor & Co. Inc.
SYDNEY PREVOR AND CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AMERICAN AIRLINES BLDG STE 40
(No. and Street)

| SANTURCE | PR | 00911-1952 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SYDNEY PREVOR — 787-722-0915 (Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IRVING KLEIN HOWARD KLEIN & COMPANY
(Name — if individual, state last, first, middle name)

| 157-07 24 AVENUE | WHITESTONE | NY | 11357 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, SYDNEY PREVOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYDNEY PREVOR + CO INC, as of Dec 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

President

Title

Notary Public

AFFIDAVIT 1890



This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# SYDNEY PREVOR AND CO., INC.

**2001**

Report on material inadequacies

Letter regarding rule 15C-3

Computation of net capital

Report on material differences

Statement of changes in ownership equity

IRVING KLEIN,
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
N.Y.S. SOCIETY OF C.P.A.'s
AMER. INST. OF C.P.A.'s
INT'L. SOC. OF TAX CONSULTANTS
AMERICAN ACCOUNTING ASSN.
NAT'L. CONF. OF CPA
PRACTITIONERS

IRVING KLEIN
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
157-07 22 AVENUE
WHITESTONE, NEW YORK 11357

TELEPHONE (718) 746-5600
FACSIMILE (718) 746-5665

February 25, 2002

Sydney Prevor and Co., Inc.
Suite 401 Eastern Airlines Building
Santurce, Puerto Rico 00911

Gentlemen:

With reference to our examinations of the balance sheets of Sydney Prevor and Co., Inc. as of December 31, 2001 and December 31, 2000 and the related statements of income and retained earnings and cash flows for the years then ended, no material inadequacies were found to exist or found to have existed since the date of our previous audit, the report on which was dated January 15, 2001.

Irving Klein Howard Klein & Company

Certified Public Accountants

MEMBER OF
N.Y.S. SOCIETY OF C.P.A.'s
AMER. INST. OF C.P.A.'s
INT'L. SOC. OF TAX CONSULTANTS
AMERICAN ACCOUNTING ASSN.
NAT'L. CONF. OF CPA
PRACTITIONERS

IRVING KLEIN
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
157-07 22 AVENUE
WHITESTONE, NEW YORK 11357

TELEPHONE (718) 746-5600
FACSIMILE (718) 746-5665

National Association of Securities Dealers, Inc.
Member Regulation Programs
1390 Piccard Drive
Rockville, MD 20850

Re: Sydney Prevor and Co., Inc.

February 25, 2002

Gentlemen:

Based on our audit of the financial statements of the aforementioned corporation for the years ended December 31, 2001 and December 31, 2000, we find that the company is exempt from rule 15C-3 (possession and control requirements) because it operates under rule K2-B (Fully disclosed broker). It is in compliance with the rules since all transactions are cleared through another broker dealer and the company does not hold any customer's funds or securities.

Very truly yours,

Irving Klein, Howard Klein & Company

IRVING KLEIN, HOWARD KLEIN & COMPANY

SYDNEY PREVOR AND CO., INC.

COMPUTATION OF NET CAPITAL

| DECEMBER 31 | 2001 | 2000 |
|---|---|---|
| **SHAREHOLDER'S EQUITY - DECEMBER 31** | $531,737 | $185,764 |
| Less Non-allowable Assets: | | |
| Current Assets: | | |
| Unexpired insurance and prepaid expense | 3,370 | 8,802 |
| NASD Stock | 0 | 3,300 |
| Property And Equipment (net book value): | 48,000 | 0 |
| Other Assets: | | |
| Rent security deposit | 717 | 717 |
| | 52,087 | 12,819 |
| **NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS** | 479,649 | 172,945 |
| Less Haircuts On Securities: | | |
| Exempted securities | 3,014 | 3,606 |
| Trading and investment securities | 78,165 | 28,213 |
| Undue concentration | 8,157 | 7,078 |
| | 89,336 | 38,897 |
| **NET CAPITAL - DECEMBER 31** | $390,313 | $134,048 |

MEMBER OF
N.Y.S. SOCIETY OF C.P.A.'s
AMER. INST. OF C.P.A.'s
INT'L SOC. OF TAX CONSULTANTS
AMERICAN ACCOUNTING ASSN.
NAT'L CONF. OF CPA
PRACTITIONERS

IRVING KLEIN
HOWARD KLEIN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

157-07 22 AVENUE
WHITESTONE, NEW YORK 11357

TELEPHONE (718) 746-5600
FACSIMILE (718) 746-5665

## SYDNEY PREVOR AND CO., INC.

## REPORT ON MATERIAL DIFFERENCES

With reference to our examinations of the balance sheets of Sydney Prevor And Co., Inc. as of December 31, 2001 and December 31, 2000 and the related statements of income and retained earnings and cash flows for the years then ended, no material differences were found to exist between the above audited computation of net capital and the corresponding unaudited part 11a as filed by the Company.

Irving Klein, Howard Klein & Company

Certified Public Accountants
February 25, 2002

**SYDNEY PREVOR AND CO., INC.**

**STATEMENT OF CHANGES IN OWNERSHIP EQUITY**

**JANUARY 1, 2000 TO DECEMBER 31, 2001**

| | |
|---|---|
| January 1, 2000 | |
| Common Stock | $225,000 |
| Retained Earnings | 275,730 |
| Ownership Equity January 1, 2000 | 500,730 |
| Net Income January 1 To December 31, 2000 | (314,966) |
| Ownership Equity December 31, 2000 | 185,764 |
| Net Income January 1 To December 31, 2001 | 345,972 |
| Ownership Equity December 31, 2001 | $531,737 |